UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-10308

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

AB Car Rental Services, Inc.

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.

6 Sylvan Way

Parsippany, New Jersey 07054

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the

AB Car Rental Services, Inc. Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the AB Car Rental Services, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AB Car Rental Services, Inc. Retirement Savings Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2009 and (2) delinquent participant contributions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the 2009 basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the 2009 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2009 basic financial statements taken as a whole.

/s/ J.H. Cohn LLP
Roseland, New Jersey
June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the

AB Car Rental Services, Inc. Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the AB Car Rental Services, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte and Touche LLP
New York, New York
June 26, 2009

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 and 2008

	2009	2008
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$72,150	$144,259
Mutual funds	64,006,727	33,127,883
Common/collective trusts	60,313,579	28,520,172
Avis Budget Group, Inc. common stock	5,962,914	521,850
Loans to participants	4,342,964	1,935,725

Total investments	134,698,334	64,249,889

Receivables:
Participant contributions	166,897	115,578
Employer contributions	55,706	165,618
Interest and dividends	7,392	2,937

Total receivables	229,995	284,133

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	134,928,329	64,534,022

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	3,866,124	4,148,335

NET ASSETS AVAILABLE FOR BENEFITS	$138,794,453	$68,682,357

The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS TO NET ASSETS:
Net investment income:
Interest	$1,058,460
Dividends	1,259,469
Net appreciation in fair value of investments	15,789,217

Net investment income	18,107,146

Contributions:
Participants	5,311,367
Employer	1,614,201
Rollovers	67,129

Total contributions	6,992,697

Net transfers of participant account balances from affiliated plans	59,539,258

Total additions	84,639,101

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	14,508,519
Administrative expenses	18,486

Total deductions	14,527,005

NET INCREASE IN ASSETS	70,112,096

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	68,682,357

END OF YEAR	$138,794,453

The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AB Car Rental Services, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from AB Car Rental Services, Inc. (the “Company”) for a more complete description of the Plan’s provisions. The Company is a wholly owned subsidiary of Avis Budget Group, Inc. (“ABGI”).

The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Avis Budget Group, Inc. Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

Effective January 1, 2009, Avis Budget Group Inc. approved the merger of the Avis Voluntary Investment Savings Plan into the AB Car Rental Services, Inc. Retirement Savings Plan, which was an affiliated plan of ABGI. As of January 1, 2009, their participants and participants’ accounts were consolidated into the Plan. The related assets of the Avis Voluntary Investment Savings Plan were transferred into the Plan between January 1, 2009 and April 30, 2009.

The following is a summary of certain Plan provisions:

Eligibility – Each employee of the Company, who as of March 31, 2004, was eligible to participate in a qualified defined contribution plan of an ABGI subsidiary became an eligible participant on the later of (i) April 1, 2004 or (ii) the date such employee ceased participation in such other qualified defined contribution plan. Each other employee may elect to become a contributing participant after having met all of the following requirements: (i) the status of a non-union or non Level I employee, as defined in the Plan document (ii) the attainment of age 21 and (iii) the completion of one year of service (a year of service means the completion of at least 1,000 hours of service during the first twelve months of employment or the completion of at least 1,000 hours in any Plan year that follows the employment date).

Participant Contributions – Participants may elect to make pre-tax contributions up to 50% of pre-tax annual compensation up to the statutory maximum of $16,500 for 2009. In addition, employees participating in the Plan may make additional contributions (that are not matched by employer contributions) from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,500 as a catch up contribution, resulting in a total pre-tax contribution of $22,000 for 2009.

Employer Contributions – The Company contributes to the Plan with respect to each participating employee, who is not a highly compensated employee (i) an amount equal to 100% of such participant’s salary deferrals for the Plan year not in excess of 3% of the participant’s annual compensation, (ii) plus 50% of such participant’s salary deferrals for the Plan year in excess of 3% of such participant’s annual compensation, but not in excess of 5% of such participant’s compensation. During 2009, the Company suspended the employer matching contributions for participants deemed as Highly Compensated Employees (“HCE”) under Rule §412(c) of the IRC limits.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and include both employee and employer contributions and is limited to one reallocation each day, subject to restrictions imposed by mutual fund companies to curb short term trading. Participants should refer to the Plan document regarding investments in Company common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their pre-tax and after tax contributions to the Plan plus actual earnings thereon. The Company’s matching contributions are fully vested upon 3 years of service without partial vesting prior thereto.

Loan Provisions – Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance provided the vested balance is at least $2,000. The loans are secured by the participant’s vested account balance and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Loan repayments are made through payroll deductions over a period not to exceed 5 years, unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments, certain administrative expenses and withdrawals. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Participants are entitled to withdraw certain portions of their vested accounts in accordance with the terms of the Plan and applicable law. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment, subject to the vesting requirements of the Plan.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are first used to pay Plan expenses, if any, and then to decrease employer contributions. As of December 31, 2009 and 2008, forfeited account balances amounted to $9,533 and $3,612, respectively. During 2009, $12,247 of forfeited non-vested accounts were used to reduce employer contributions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan. Fees for participants’ distributions, withdrawals, loans and similar expenses are paid by the Plan.

Transfers from Affiliated Plans – Net transfers of participants account balances from affiliated plans totaled $59,539,258 for the year ended December 31, 2009.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risk and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts, and Avis Budget Group, Inc. common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect participant account balances and the amounts reported in the financial statements.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investment Contracts – In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) topic 962, Plan Accounting — Defined Contribution Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the ASC, the Statements of Net Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. Loans to participants, which are secured by the borrowing participant’s vested account balance, are valued at outstanding loan balances, which approximate fair value.

One of the Plan’s common/collective trust investments is the Merrill Lynch Retirement Preservation Trust (“MLPT”). The MLPT invests in traditional guaranteed investment contracts (“traditional GICs”) and wrapped portfolios of fixed income investments (“synthetic GICs”). Traditional GICs are unsecured, general account obligations of insurance companies or banks and are collaterized by the assets of the insurance company or bank. Synthetic GICs consist of a portfolio of securities owned by the MLPT and a benefit responsive, contract value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that contract value, benefit responsive payments will by made for participant directed withdrawals. Wrap contracts are issued by financially responsible third parties, typically banks, insurance companies, or other financial services institutions and are designed to allow a stable asset fund to maintain a stable contract value and to protect a fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a fund the difference between the contract value and the market value of the underlying assets for participant directed redemptions once the market value has been totally exhausted.

Wrap contracts accrue interest using a formula called the “crediting rate.” The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero. The crediting rate on traditional GICs is typically fixed for the life of the investment. The crediting rate on synthetic GICs is typically reset every month or quarter based on the contract value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets.

Certain events limit the ability of the Plan to transact at contract value with the insurance companies and financial institution issuers of traditional GICs or synthetic GICs. Such events include the following: (i) layoffs, (ii) bankruptcy, (iii) plant closings, (iv) plan termination or mergers, (v) early retirement incentive, (vi) employee communications designed to induce participants to transfer from the fund, or (vii) competing fund transfer or violation of equity wash or equivalent rules in place and changes of qualification status of employer or plan. As of December 31, 2009, the MLPT Trustee does not believe that the occurrence of an event that would limit the Trust’s ability to transact at contract value with participants is probable.

The fair value of the underlying debt securities are valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. Traditional GICs are valued using a discounted cash flow methodology, synthetic GICs are valued on a monthly basis per the terms of the applicable contract using valuations provided by a pricing service approved by the Trustee, and the fair value of the wrap contracts is determined using a market approach discounting methodology. The investment contracts are valued at fair value of the underlying investments and then adjusted by the issuer to contract value.

Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value recorded in the Plan’s financial statements for such fund was $53,297,361 and $25,695,322 at December 31, 2009 and 2008, respectively. The average yield earned by the MLPT calculated based on the change in the net asset value between the beginning and the end of the year was 1.82% and 4.67% for the years ended December 31, 2009 and 2008, respectively. The average yield earned with an adjustment to reflect the actual interest rate credited to participants was 1.78% and 5.17% for the years ended December 31, 2009 and 2008, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2009, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments – Benefits to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received payments from the Plan totaled $71,434 and $143,094 at December 31, 2009 and 2008, respectively.

Accounting Pronouncements Adopted During 2009

In May 2009, the FASB issued new guidance related to ASC topic 855, Subsequent Events, to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Plan adopted this guidance on December 31, 2009, as required, and it did not have a significant impact on its financial statements.

In June 2009, the FASB issued new guidance related to ASC topic 105, Generally Accepted Accounting Principles. This topic allows the FASB Accounting Standards Codification to become the single source of authoritative U.S. accounting and reporting standards, other than guidance issued by the SEC. The Plan adopted this guidance on July 1, 2009, as required, and it did not have a significant impact on its financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU No. 2009-05”). ASU No. 2009-5 clarifies, among other things, that when a quoted price in an active market for the identical liability is not available, an entity must measure fair value using one or more specified techniques. The Plan adopted this guidance on December 31, 2009, as required, and it had no impact on its financial statements.

In September 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-12 “Fair Value Measurements and Disclosures: Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)” (“ASU No. 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan adopted this guidance as of December 31, 2009, and it did not have a significant impact on its financial statements.

3.	INVESTMENTS

The following table presents investments at fair value that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2009
Merrill Lynch Retirement Preservation Trust (a) (b)	$53,297,361
PIMCO Total Return Fund	11,244,385
Davis NY Venture Fund	7,811,116
The Oakmark Equity and Income Fund	7,671,316
MFS Value Fund	7,112,586

2008
Merrill Lynch Retirement Preservation Trust (a) (b)	$25,695,322
PIMCO Total Return Fund	6,190,628
Davis NY Venture Fund	4,721,088
The Oakmark Equity and Income Fund	4,590,396

(a)	Permitted party-in-interest
(b)	The contract value of the Merrill Lynch Retirement Preservation Trust was $57,163,485 and $29,843,657 at December 31, 2009 and 2008, respectively.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value, as follows:

2009
Common stock (*)	$8,922,048
Mutual funds	5,365,075
Common /collective trusts	1,502,094

$15,789,217

(*)	Consists of common stock of Avis Budget Group, Inc.

4.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated March 6, 2006 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company FSB, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2009 and 2008, the Plan held 454,490 and 745,500 shares, respectively, of Avis Budget Group, Inc., common stock with a cost basis of $1,402,114 and $1,839,436, respectively. During 2009 and 2008, the Plan did not receive any dividends from ABGI, which is the parent company of the sponsoring employer.

6.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2009	2008
Net assets available for benefits per the financial statements	$138,794,453	$68,682,357
Less: Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(3,866,124)	(4,148,335)
Amounts allocated to withdrawing in participants	(71,434)	—

Net assets available for benefits per Form 5500	$134,856,895	$64,534,022

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2009 to Form 5500:

Benefits paid to participants per financial statements	$14,508,519
Less: Certain deemed distributions of participants loans	(546,347)
Amounts allocated to withdrawing participants at December 31, 2008	(140,431)
Add: Amounts allocated to withdrawing participants at December 31, 2009	71,434

Benefits paid to participants per Form 5500	$13,893,175

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2009, but not yet paid as of that date.

The following is a reconciliation of change in net assets available for benefits per the financial statements for the year ended December 31, 2009 to the net income per Form 5500:

Increase in net assets available for benefits per the financial statements	$70,112,096
Less: December 31, 2009 adjustment for contract value to fair value for fully
benefit-responsive investment contracts	(3,866,124)
Amounts allocated to withdrawing participants at December 31, 2009	(71,434)
Transfer of assets to the Plan (Reflected in Line L – Transfer of assets – of Form 5500)	(59,511,585)
Add: December 31, 2008 adjustment for contract value to fair value for fully
benefit-responsive investment contracts	4,148,335
Amounts allocated to withdrawing in participants at December 31, 2008	140,431

Net income per Form 5500	$10,951,719

8.	FAIR VALUE MEASUREMENTS

The Plan measures certain financial assets and liabilities at fair value in accordance with FASB ASC topic 820, Fair Value Measurements, which requires the Plan to classify its investments into (i) Level 1, which refers to securities valued using quoted prices from active markets for identical assets, includes the common stock of publicly traded companies, mutual funds with quoted market prices and common/collective trusts with quoted market prices which operate similar to mutual funds, (ii) Level 2, which refers to securities for which significant other observable market inputs are readily available, including common/collective trusts for which quoted market prices are not readily available and participant loans, which are fully secured by the participant’s vested account balance, the principal and interest are repaid through payroll deductions and bear interest rates commensurate with prevailing market rates that market participants would use for similar assets, and (iii) Level 3, which refers to securities valued based on significant unobservable inputs. See Note 2—Summary of Significant Accounting Policies for the Plan’s valuation methodology used to measure fair value.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

•

Avis Budget Group, Inc. common stock – The fair value of Avis Budget Group common stock is valued at the closing price reported on the active markets on which the security is traded. As such, these assets are classified as Level 1.

•

Common/collective trusts – are comprised of fully benefit-responsive investment contracts (see Note 2) valued based on the net asset value (“NAV”) of units held by the Plan at year-end. Although the common/collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market. The Company has no unfunded commitments related to any of these investments and there are no Plan initiated redemption restrictions on these investments, with the exception of the MLPT, which requires 30 days written notice before the investment may be redeemed and such redemption is limited to $6.3 million, per month. There are no redemption restrictions on the participant’s holdings in these investments.

•	Mutual funds – Valued at the NAV of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments.
•	Loans to participants are valued at amortized cost, which approximates fair value.
•	Cash and cash equivalents are valued at cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009:

Asset Class	Level 1	Level 2	Total
Common stock	$5,962,914	$—	$5,962,914
Mutual funds:
Large-cap growth	6,920,507	—	6,920,507
Large-cap value	7,112,586	—	7,112,586
Large-cap blend	15,482,432	—	15,482,432
Mid-cap growth	7,406,416	—	7,406,416
Mid-cap value	1,861,929	—	1,861,929
Small-cap growth	1,000,307	—	1,000,307
Small-cap blend	4,387,303	—	4,387,303
Foreign large-cap blend	5,142,411	—	5,142,411
Bond funds	13,138,033	—	13,138,033
Real estate	1,554,803	—	1,554,803
Common/collective trusts:
Traditional GICs	—	329,023	329,023
Synthetic GICs	—	50,468,650	50,468,650
Large-cap blend	—	1,281,861	1,281,861
Foreign large-cap blend	—	1,828,081	1,828,081
Emerging markets	—	3,906,276	3,906,276
Other assets	—	2,499,688	2,499,688
Participant loans	—	4,342,964	4,342,964

Total	$69,969,641	$64,656,543	$134,626,184

The following tables sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

Asset Class	Level 1	Level 2	Total
Common stock	$521,850	$—	$521,850
Mutual funds	33,127,883	—	33,127,883
Common/collective trusts	—	28,520,172	28,520,172
Participant loans	—	1,935,725	1,935,725

Total	$33,649,733	$30,455,897	$64,105,630

9.	PROHIBITED TRANSACTIONS

During the Plan year ended December 31, 2009, the Company was delinquent in remitting to the Trustee certain employee contributions totaling $749,745 within the time period set forth in the Department of Labor’s (“DOL”) plan asset regulation at 2510.3-102. As of January 31, 2010, all such delinquent participants’ contributions have been remitted to the Plan. In addition, participants have been credited with the amount of investment that would have been earned had the participant contributions been remitted on a timely basis.

******

Plan Number: 001

EIN: 20-0447089

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

Identity of Issue, Borrower, Current Lessor or Similar Party	Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value****
*Avis Budget Group, Inc.	Common stock	454,490		$5,962,914
* Merrill Lynch Retirement Preservation Trust	Common/collective trust	57,163,485		53,297,361
* Merrill Lynch Equity Index Trust Fund	Common/collective trust	91,758		1,281,861
Oppenheimer International Growth Trust	Common/collective trust	139,123		1,828,081
Harding Loevner Emerging Markets	Common/collective trust	412,054		3,906,276
The Oakmark Equity and Income Fund	Registered investment fund	300,365		7,671,316
PIMCO Total Return Fund	Registered investment fund	1,041,147		11,244,385
Columbia Mid Capital Value Fund	Registered investment fund	168,044		1,861,929
American Growth Fund	Registered investment fund	130,581		3,562,262
Harbor Mid Capital Growth Fund	Registered investment fund	209,986		1,474,100
Lord Abbett Bond Debenture Fund	Registered investment fund	259,049		1,893,648
Vanguard Explorer Admiral Fund	Registered investment fund	18,767		1,000,307
DWS RREEF Real Estate SEC Inst Fund	Registered investment fund	111,455		1,554,803
ING International Value Fund	Registered investment fund	449,511		5,142,411
Harbor Small Capital Value Fund	Registered investment fund	268,501		4,387,303
Oppenheimer Capital Appreciation Fund	Registered investment fund	80,844		3,358,245
Allianz CCM Capital Appreciation Fund	Registered investment fund	398,677		5,932,316
MFS Value Fund	Registered investment fund	342,445		7,112,586
Davis NY Venture Fund	Registered investment fund	249,636		7,811,116
* Participant loans**	Participant Loans			4,342,964
Cash and cash equivalents				72,150

Total				$134,698,334

*	Represents a permitted party-in-interest.
**	Maturity dates range principally from January 2010 to October 2024. Interest rates range from 4.25% to 19.73%.
***	Cost information is not required for participant-directed investments.
****	Form 5500 instructions require reporting of Common/collective trusts at fair value on this schedule.

Plan Number: 001

EIN: 20-0447089

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4A – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2009

Participant contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$749,745				$749,745

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AB Car Rental Services, Inc. Retirement Savings Plan

By:	/s/ Mark Servodidio
Mark Servodidio
Executive Vice President and
Chief Human Resource Officer
Avis Budget Group, Inc.

Date: June 29, 2010